                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                              NUEVO ENERGY COMPANY

                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of class of securities)

                                   0067050910
                                 (CUSIP number)

                               David H. Batchelder
                            Relational Investors, LLC
                         11975 El Camino Real, Suite 300
                           San Diego, California 92130
                                 (858) 704-3333
                  (Name, address and telephone number of person
                        authorized to receive notices and
                                 communications)

                                  May 23, 2002
                  (Date of event which requires filing of this
                                   statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.       0067050910
-------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Relational Investors, LLC
-------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                           (a) [X]
                                           (b) [ ]
-------------------------------------------------------------------------------
    3  SEC USE ONLY
-------------------------------------------------------------------------------
    4  SOURCE OF FUNDS
             NA
-------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  [ ]
-------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
-------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
                            848,380
   NUMBER OF       ------------------------------------------------------------
    SHARES         8   SHARED VOTING POWER
  BENEFICIALLY              0
   OWNED BY        ------------------------------------------------------------
     EACH          9   SOLE DISPOSITIVE POWER
   REPORTING                848,380
    PERSON         ------------------------------------------------------------
     WITH         10   SHARED DISPOSITIVE POWER
                            0
-------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
        PERSON              848,380
-------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                    [ ]
-------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
         (11)               4.96%
-------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON
          OO
-------------------------------------------------------------------------------

CUSIP No.       006705910
-------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Relational Investors, L.P.
-------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a) [X]
                                            (b) [ ]
-------------------------------------------------------------------------------
    3  SEC USE ONLY
-------------------------------------------------------------------------------
    4  SOURCE OF FUNDS
            NA
-------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                   [ ]
-------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
-------------------------------------------------------------------------------
                   7  SOLE VOTING POWER
                            643,051
   NUMBER OF       ------------------------------------------------------------
     SHARES        8  SHARED VOTING POWER
   BENEFICIALLY             0
   OWNED BY        ------------------------------------------------------------
     EACH          9  SOLE DISPOSITIVE POWER
  REPORTING                 643,051
    PERSON         ------------------------------------------------------------
     WITH         10  SHARED DISPOSITIVE POWER
                            0
-------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
       PERSON               643,051
-------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                   [ ]
-------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
       (11)                 3.76%
-------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON
                PN
-------------------------------------------------------------------------------

CUSIP No.     0067050910
-------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Relational Fund Partners, L.P.
-------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A
         GROUP                                 (a) [X]
                                               (b) [ ]
-------------------------------------------------------------------------------
    3  SEC USE ONLY
-------------------------------------------------------------------------------
    4  SOURCE OF FUNDS
             NA
-------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   [ ]
-------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
-------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
                             33,815
     NUMBER OF         --------------------------------------------------------
      SHARES           8   SHARED VOTING POWER
    BENEFICIALLY             0
     OWNED BY          --------------------------------------------------------
      EACH             9   SOLE DISPOSITIVE POWER
     REPORTING               33,815
      PERSON           --------------------------------------------------------
       WITH            10  SHARED DISPOSITIVE POWER
                             0
-------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
       PERSON                33,815
-------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                  [ ]
-------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
          (11)               0.20%
-------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON
          PN
-------------------------------------------------------------------------------

CUSIP No.       0067050910
-------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Relational Coast Partners, L.P.
-------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) [X]
                                                (b) [ ]
-------------------------------------------------------------------------------
    3  SEC USE ONLY
-------------------------------------------------------------------------------
    4  SOURCE OF FUNDS
           NA
-------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  [ ]
-------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
-------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
                             28,574
     NUMBER OF         --------------------------------------------------------
      SHARES           8   SHARED VOTING POWER
    BENEFICIALLY             0
     OWNED BY          --------------------------------------------------------
      EACH             9   SOLE DISPOSITIVE POWER
     REPORTING               28,574
      PERSON           --------------------------------------------------------
       WITH            10  SHARED DISPOSITIVE POWER
                           0
-------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
       PERSON                28,574
-------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                  [ ]
-------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
          (11)              0.17%
-------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON
          PN
-------------------------------------------------------------------------------

CUSIP No.       0067050910
-------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Relational Partners, L.P.
-------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) [X]
                                                (b) [ ]
-------------------------------------------------------------------------------
    3  SEC USE ONLY
-------------------------------------------------------------------------------
    4  SOURCE OF FUNDS
           NA
-------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  [ ]
-------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
-------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
                             102,164
     NUMBER OF         --------------------------------------------------------
      SHARES           8   SHARED VOTING POWER
    BENEFICIALLY             0
     OWNED BY          --------------------------------------------------------
      EACH             9   SOLE DISPOSITIVE POWER
     REPORTING               102,164
      PERSON           --------------------------------------------------------
       WITH            10  SHARED DISPOSITIVE POWER
                             0
-------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
       PERSON                102,164
-------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                  [ ]
-------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
          (11)               0.60%
-------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON
          PN
-------------------------------------------------------------------------------

CUSIP No.       0067050910
-------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Ralph V. Whitworth
-------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) [X]
                                                (b) [ ]
-------------------------------------------------------------------------------
    3  SEC USE ONLY
-------------------------------------------------------------------------------
    4  SOURCE OF FUNDS
          NA
-------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   [ ]
-------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
-------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
                                        0
     NUMBER OF         --------------------------------------------------------
      SHARES           8   SHARED VOTING POWER
    BENEFICIALLY             848,380
     OWNED BY          --------------------------------------------------------
      EACH             9   SOLE DISPOSITIVE POWER
     REPORTING               0
      PERSON           --------------------------------------------------------
       WITH            10  SHARED DISPOSITIVE POWER
                             848,380
-------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
       PERSON                848,380
-------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                  [  ]
-------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
          (11)               4.96%
-------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON
          IN
-------------------------------------------------------------------------------

CUSIP No.       0067050910
-------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       David H. Batchelder
-------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) [X]
                                                (b) [ ]
-------------------------------------------------------------------------------
    3  SEC USE ONLY
-------------------------------------------------------------------------------
    4  SOURCE OF FUNDS
           NA
-------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  [ ]
-------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
-------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
                              0
     NUMBER OF         --------------------------------------------------------
      SHARES           8   SHARED VOTING POWER
    BENEFICIALLY             848,380
     OWNED BY          --------------------------------------------------------
      EACH             9   SOLE DISPOSITIVE POWER
     REPORTING               0
      PERSON           --------------------------------------------------------
       WITH            10  SHARED DISPOSITIVE POWER
                             848,380
-------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
       PERSON                848,380
-------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                  [ ]
-------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
          (11)               4.96%
-------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON
          IN
-------------------------------------------------------------------------------

CUSIP No.       0067050910
-------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Joel L. Reed
-------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) [X]
                                                (b) [ ]
-------------------------------------------------------------------------------
    3  SEC USE ONLY
-------------------------------------------------------------------------------
    4  SOURCE OF FUNDS
           NA
-------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  [  ]
-------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
-------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
                              0
     NUMBER OF         --------------------------------------------------------
      SHARES           8   SHARED VOTING POWER
    BENEFICIALLY             848,380
     OWNED BY          --------------------------------------------------------
      EACH             9   SOLE DISPOSITIVE POWER
     REPORTING               0
      PERSON           --------------------------------------------------------
       WITH            10  SHARED DISPOSITIVE POWER
                             848,380
-------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
       PERSON                848,380
-------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                  [ ]
-------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
          (11)               4.96%
-------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON
          IN
-------------------------------------------------------------------------------

CUSIP No.       0067050910
-------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         James J. Zehentbauer
-------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) [X]
                                                (b) [ ]
-------------------------------------------------------------------------------
    3  SEC USE ONLY
-------------------------------------------------------------------------------
    4  SOURCE OF FUNDS
           NA
-------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  [  ]
-------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
-------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
                              0
     NUMBER OF         --------------------------------------------------------
      SHARES           8   SHARED VOTING POWER
    BENEFICIALLY             848,380
     OWNED BY          --------------------------------------------------------
      EACH             9   SOLE DISPOSITIVE POWER
     REPORTING               0
      PERSON           --------------------------------------------------------
       WITH            10  SHARED DISPOSITIVE POWER
                             848,380
-------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
       PERSON                848,380
-------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                  [  ]
-------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
          (11)               4.96%
-------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON
          IN
-------------------------------------------------------------------------------

This Amendment No.8 to Schedule 13D (this "Statement") is being filed by and on behalf of Relational Investors, L.P. ("RILP"), Relational Fund Partners, L.P. ("RFP"), Relational Coast Partners, L.P. ("RCP"), and Relational Partners, L.P. ("RP"). Each of RILP, RFP, RCP and RP is a Delaware limited partnership. The principal business of each of RILP, RFP, RCP and RP is investing in securities.

This Statement is also being filed by and on behalf of Relational Investors, LLC ("RILLC"), a Delaware limited liability company. The principal business of RILLC is being the sole general partner of RILP, RFP, RCP and RP. RILP, RFP, RCP, RP and an account managed by RILLC are the beneficial owners of the securities covered by this Statement. Pursuant to the Limited Partnership Agreement of each of RILP, RFP, RCP and RP, and the investment management agreement for the account managed by RILLC, RILLC has sole investment discretion and voting authority with respect to the securities covered by this Statement.

This Statement is also being filed by and on behalf of Ralph V. Whitworth, David
H. Batchelder, Joel L. Reed and James J. Zehentbauer. Messrs. Whitworth, Batchelder, Reed and Zehentbauer are the Managing Members of RILLC, in which capacity they share voting control and dispositive power over the securities covered by this Statement. Messrs. Whitworth, Batchelder, Reed and Zehentbauer, therefore, may be deemed to have shared indirect beneficial ownership of such securities. The present principal occupation of each of Messrs. Whitworth, Batchelder and Zehentbauer is serving as a Managing Member of RILLC. The present principal occupation of Mr. Reed is serving as President of Batchelder & Partners, Inc. (Messrs. Whitworth, Batchelder, Reed and Zehentbauer, together with RILP, RFP, RCP, RP and RILLC, shall hereinafter be referred to as the "Reporting Persons").

This Statement hereby amends the Schedule 13D filed on April 20, 1998, as amended by the Schedule 13D/A filed on May 26, 1998, the Schedule 13D/A filed on July 17, 1998, the Schedule 13D/A filed on September 23, 1998, the Schedule 13D/A filed on December 14, 1998,the Schedule 13D/A filed on March 2, 1999, the
Schedule 13D/A filed on June 27, 2000, and the Schedule 13D/A filed on May 3, 2002, as follows:

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended in its entirety by substituting the following:

As of the date of this Statement, except as set forth below, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons continue to closely monitor the Company's performance. Consistent with Mr. Batchelder's fiduciary duties as a member of the Company's board of directors, the Reporting Persons and their representatives and advisers intend to continue from time to time to discuss the Company and its business and management with members of the board of directors and management of the Company and communicate with other shareholders concerning the Company. The Reporting Persons may modify their plans in the future.

The Reporting Persons may, from time to time, (i) acquire additional shares of Company common stock, par value $0.01 per share (the "Shares") (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions, or otherwise, or (ii) dispose of Shares (at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended in its entirety by substituting the following:

(a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 848,380 Shares constituting 4.96% of the outstanding Shares (based upon 17,083,426 Shares outstanding on May 10, 2002 as set forth in the Company's Form 10-Q for the quarter ended March 31, 2002 and 10,500 options to purchase Shares granted to Mr. Batchelder, which are exercisable within 60 days of the date of this Amendment). The Reporting Persons may be deemed to have direct beneficial ownership of Shares as follows:

                  NUMBER OF           PERCENT OF OUTSTANDING
NAME              SHARES              SHARES
------            ---------           ----------------------
RILLC               40,776            0.24%
RILP               643,051            3.76%
RFP                 33,815            0.20%
RCP                 28,574            0.17%
RP                 102,164            0.60%


RILLC, in its capacity as an investment management consultant, may be deemed to possess direct beneficial ownership of the 17,496 Shares that are owned by an account it manages, 12,780 Shares granted to Mr. Batchelder as a board member and 10,500 options to purchase Shares granted to Mr. Batchelder, which are exercisable within 60 days of the date of this Amendment. Additionally, RILLC, as the sole general partner of each of RILP, RFP, RCP and RP, may be deemed to possess indirect beneficial ownership (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of the Shares of which any of RILP, RFP, RCP and RP may be deemed to possess direct beneficial ownership. Each of Messrs. Whitworth, Batchelder, Reed and Zehentbauer as Managing Members of RILLC, may be deemed to share beneficial ownership of the Shares which RILLC may beneficially own. Each of Messrs. Whitworth, Batchelder, Reed and Zehentbauer disclaims beneficial ownership of such Shares for all other purposes.

To the best knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

(b) RILP has the sole power to vote or direct the vote of 643,051 Shares and the sole power to dispose or direct the disposition of such Shares.

RFP has the sole power to vote or direct the vote of 33,815 Shares and the sole power to dispose or direct the disposition of such Shares.

RCP has the sole power to vote or direct the vote of 28,574 Shares and the sole power to dispose or direct the disposition of such Shares.

RP has the sole power to vote or direct the vote of 102,164 Shares and the sole power to dispose or direct the disposition of such Shares.

RILLC has the sole power to vote or direct the vote of 17,496 Shares held by an account it manages, and the sole power to dispose or direct the disposition of such Shares. In addition, RILLC, as sole General Partner of RILP, RFP, RCP and RP, may be deemed to have the sole power to vote or direct the vote of 807,604 Shares held by such Reporting Persons, and the sole power to dispose or direct the disposition of such Shares. Messrs. Batchelder, Whitworth, Reed and Zehentbauer as the Managing Members of RILLC, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

(c) The Reporting Persons engaged in the following transactions in Shares since the filing of the last Schedule 13D/A on May 3, 2002. All transactions involved sales of shares on the New York Stock Exchange, unless marked with an asterisk (*), which indicates a sale on the MWSE or marked with two asterisks (**), which indicates a sale in the third market:

Reporting         Date of        Number of       Price per
Person            Sale           Shares          Share
---------         -------        ---------       ---------
RILP              5/3/02           6,235          $16.18
RILP              5/3/02           3,897**        $16.18
RP                5/3/02             991          $16.18
RP                5/3/02             619**        $16.18
RFP               5/3/02             328          $16.18
RFP               5/3/02             205**        $16.18
RCP               5/3/02             277          $16.18
RCP               5/3/02             173**        $16.18
RILLC             5/3/02             169          $16.18
RILLC             5/3/02             106**        $16.18
RILP              5/6/02           3,897          $15.70
RILP              5/6/02           3,741**        $15.70
RP                5/6/02             619          $15.70
RP                5/6/02             594**        $15.70
RFP               5/6/02             205          $15.70
RFP               5/6/02             197**        $15.70
RCP               5/6/02             173          $15.70
RCP               5/6/02             166**        $15.70
RILLC             5/6/02             106          $15.70
RILLC             5/6/02             102**        $15.70
RILP              5/7/02           2,494          $15.20
RILP              5/7/02          14,340**        $15.20
RP                5/7/02             396          $15.20
RP                5/7/02           2,278**        $15.20
RFP               5/7/02             131          $15.20
RFP               5/7/02             754**        $15.20
RCP               5/7/02             111          $15.20
RCP               5/7/02             637**        $15.20
RILLC             5/7/02              68          $15.20
RILLC             5/7/02             391**        $15.20
RILP              5/8/02          11,846          $15.80
RP                5/8/02           1,882          $15.80
RFP               5/8/02             623          $15.80
RCP               5/8/02             526          $15.80
RILLC             5/8/02             323          $15.80
RILP              5/20/02          2,105          $15.50
RILP              5/20/02            701**        $15.50
RP                5/20/02            335          $15.50
RP                5/20/02            111**        $15.50
RFP               5/20/02            111          $15.50
RFP               5/20/02             37**        $15.50
RCP               5/20/02             94          $15.50
RCP               5/20/02             31**        $15.50
RILLC             5/20/02             56          $15.50
RILLC             5/20/02             19**        $15.50
RILP              5/21/02         57,595          $15.08
RILP              5/21/02          8,651**        $15.08
RP                5/21/02          9,151          $15.08
RP                5/21/02          1,374**        $15.08
RFP               5/21/02          3,029          $15.08
RFP               5/21/02            455**        $15.08
RCP               5/21/02          2,560          $15.08
RCP               5/21/02            384**        $15.08
RILLC             5/21/02          1,566          $15.08
RILLC             5/21/02            235**        $15.08
RILP              5/23/02          9,898          $15.32
RP                5/23/02          1,572          $15.32

RFP               5/23/02            520          $15.32
RCP               5/23/02            440          $15.32
RILLC             5/23/02            270          $15.32


(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement, except that dividends from, and proceeds from the sale of, the Shares held by the account managed by RILLC may be delivered to such account.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares on May 23, 2002.

                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Amendment No.8 to
Schedule 13D is true, complete and correct.

Dated: May 24, 2002

RELATIONAL INVESTORS, L.P.
RELATIONAL FUND PARTNERS, L.P.
RELATIONAL COAST PARTNERS, L.P.
RELATIONAL PARTNERS, L.P.

By: Relational Investors, LLC

as general partner to each



                     By: /s/ David H. Batchelder
                     --------------------------------------
                         David H. Batchelder
                         Managing Member


RELATIONAL INVESTORS, LLC


                     By: /s/ David H. Batchelder
                     --------------------------------------
                             David H. Batchelder
                             Managing Member

                     /s/ Ralph V. Whitworth
                     --------------------------------------
                     Ralph V. Whitworth

                     /s/ David H. Batchelder
                     --------------------------------------
                     David H. Batchelder

                     /s/ Joel L. Reed
                     --------------------------------------
                     Joel L. Reed

                     /s/ James J. Zehentbauer
                     --------------------------------------
                     James J. Zehentbauer